Sept. 20, 2011

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

RE:

Bauman Estate Planning, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 16, 2011

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter of July 13, 2011.

General

1.

We note your response to comment one of our letter dated November 10, 2010, and we reissue this comment. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainly ordinarily associated with a blank check company. Your disclosure indicates the following:

•

You are a development stage company with minimal revenues, and you have received a going concern opinion from your auditor;

•

You have nominal assets consisting only of cash;

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It appears, and certain disclosures indicate, you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding;

•

The registration statement contains very general disclosure related to the nature of your business plan; and

•

Your management has a track record with USA Therapy, Inc. a company whose registration statement was declared effective on May 28, 2008. Periodic reports filed by USA Therapy, Inc. indicate that the company took few steps to advance implementation of its disclosed business plan and that less than 27 months after completing its initial public offering, USA Therapy, Inc. completed a reverse merger transaction with Asia Packaging & Printing, Inc. on August 6, 2010.

These facts suggest that you are a blank check company and that the terms of your offering should comply with Securities Act Rule 419. Please revise your registration statement accordingly.

The registration has been revised to further clarify that the company is not a blank check company including updating the financials through June 30, 2011 to show the continuing revenue stream and expenses.

2.

Please revise your prospectus to disclose all other registration statements of companies for which your officers, director, and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

USA Therapy, Inc., former officer and director company now trading on the OTCBB as China Printing & Packaging, Inc. and actively reporting with the SEC.

3.

We note your response to comment two of our letter dated November 10, 2010, and we reissue this comment. Please provide a separate section in your registration statement to disclose that your offering price is arbitrarily determined. Refer to Item 505 of Regulation S-K.

A separate section has been added to disclose that the offering price is arbitrarily determined.

4.

 We note your response to comment four of our letter dated November 10, 2010. In certain places throughout the registration statement, you now refer to Mr. Bauman as the sole officer and director. However, other disclosures indicate you have a second executive officer. Please revise your disclosures as appropriate.

Revised to delete references to “sole” officer as there are two executive officers.

5.

We note that you deleted the section “Experts” from page 19 of your prospectus. In an appropriate section of the prospectus, such as under an “Experts” heading, please identify the independent registered public accounting firm that audited the financial statements included in your registration statement.

Sam Kan & Company identified as the independent registered public accounting firm that audited the financial statements.

Cover Page of the Registration Statement

6.

As it appears you plan to offer your common stock on a continuous basis, please check the box relating to Rule 415 on the cover page of the registration statement.

Rule 415 Box checked.

Outside Front Cover Page of the Prospectus, page 3

7.

You reference placement commissions, discounts and expense. Please disclose the reason for these estimated expenses. In this regard, we note your statement that your sole officer and director will conduct the offering as well as your disclosure in the seventh risk factor on page 6 that you have not engaged a placement agent.

Reference deleted.

Risk Factors, page 5

Risks Relating to the Early Stage of Our Company, page 5

8.

In response to comment nine of our letter dated November 10, 2010, we note that you have deleted the entire risk factor, including disclosure addressing the potential difficulty in raising additional capital. In your response, you state that the risk factor is immaterial to your business plan. Please confirm whether the difficulty in raising additional capital is altogether immaterial to your business plan or whether only the effects of the development or prospects for development of competitive technology are immaterial to your business plan. If you may have difficulty raising additional capital and if such difficulty could deprive you of necessary resources please amend your registration statement to include this material risk factor. In this regard, we note your last risk factor on page 8 references difficulty in raising additional capital.

Raising additional capital is immaterial to the business plan as the corporation is already operating and expanding.

We have suffered operating losses since inception…. Page 6

9.

You reference your accumulated deficit as of September 15, 2010. Please update the disclosure here and throughout the registration statement, as applicable, to reflect your most recent financials. In this regard, we note you have included your financial statements for the period ended March 31, 2011 in the registration statement.

Updated through June 30, 2011.

Use of Proceeds, page 8

10.

We note your response to comment 16 of our letter dated November 10, 2010. However, in the first sentence, it still appears as if you reserve the right to change the intended use of proceeds. This reservation must be due to certain contingencies that you specifically discuss. Additionally, you must discuss the alternative ways in which you may use the proceeds upon occurrence of these contingencies. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure accordingly.

Reservation deleted.

Capitalization, page 9

11.

We have reviewed your response to prior comment 18 from our letter dated November 10, 2010. Since you have now presented financial statements for the period ended March 31, 2011, please update your capitalization table to also be as of March 31, 2011.

Capitalization table updated through June 30, 2011.

Dilution, page 9

12.

We have reviewed your response to prior comment 19 from our letter dated November 10, 2010. Since you have now presented financial statements for the period ended March 31, 2011, please update the information you have presented in this section to also be as of March 31, 2011.

Dilution updated through June 30, 2011.

Description of Business and Property, page 10

General, page 10

Business Summary, page 10

13.

We note your response to comment 26 of our letter dated November 10, 2010. However, you still reference “these locations” and “these offices.” Please revise your disclosure to reference only one location or one office if you intend to only maintain one office location. Additionally, you state in the first sentence of the second paragraph that your office location will be “placed next to retirement communities.” Please clarify whether your one office will be located next to more than one retirement community.

Revised to state that the company currently has two office both of which are near retirement communities. They are located at 9500 W. Flamingo Road #205, Las Vegas, NV 89147 and 10120 S. Eastern Ave. #218, Henderson, NV 89052.

14.

We note your response to comment 27 of our letter dated November 10, 2010. If you plan to outsource the review and preparation of all estate planning documents, pleaser clarify what operations the company will actually perform. Additionally, you state that you have established relationships with licenses attorneys through Mr. Bauman. Please clarify whether these attorneys have agreed to perform estate planning work for you and whether they are obligated to perform such work. Please also clarify how you plan to share revenue, if at all, with these licensed attorneys.

We plan to review all estate planning documents in house through Todd Bauman. If a situation arises where Mr. Bauman doesn't know the answer, he will outsource to one or both attorneys. All legal work will prepared by one of two attorneys depending on the situation. Both attorneys have agreed to perform all estate planning work on a shared basis. They are not obligated to do so at anytime. One attorney charges $150 per estate plan and the company marks up the estate plan to $550. The other attorney is more of an asset protection attorney and charges $650 for the estate plan and we mark it up an additional $150 - $250.

Competitors, page 10

15.

You state that you believe you can “go head to head” with your competitors. In making this statement, please address the issues discussed in the fifth risk factor on page 6.

Revised to reflect that competitors are better financed and more firmly established.

Services, page 10

16.

We note your response to comment 28 of our letter dated November 10, 2010. However, you still state that you provide two main services, both of which are complimentary consultations. Please expand your disclosures in this section to more fully address how you will generate revenue.

No revenue will be generated from the FREE consultations. If after meeting with a client who does not have an estate plan one be recommended to them. If the client decides to purchase then revenue will be generated. If after meeting with a client who has an estate plan in place and needs to make changes to it, recommendations (such as an amendment, new wills or power of attorneys) will be made and if the client decides to follow our recommendations then revenue will be generated.

17.

We note your response to comment 29 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any added disclosures. Please describe the new law change you reference on pages 10 and 12. Please be sure to discuss why it creates the need to update durable power of attorney for healthcare documents.

1. In 2009, the Nevada Legislature passed new changes to the laws that affect the operation and requirements for a statutory durable power of attorney health care. The new changes allow you to specifically insert your own instructions and clarifications regarding health care and life prolonging treatments.

2. The Nevada Legistlature has increased the ability of clients to plan using long-term trusts for their beneficiaries. This was done by extending the rule against perpetuities, a rule limiting how long property was allowed to remain in trust, from 90 years to 365 years. This means that you may leave property in trust for many generations with no estate or gift taxes imposed until the end of 365 years. This can be can important estate planning and asset protection tool to use for those wishing to protect themselves and beneficiaries.

3. HIPAA is a comprehensive set of rules designed to restrict the ability of others to view or otherwise have access to your medical records. Medical institutions and doctors are very strict about compliance and are extremely cautious about not running afoul of any of the restrictions. If one's estate plan does not include documents designed to enable you and your spouse or beneficiaries to review their medical records, you may be prevented from seeing them or participating in your loved ones care when it is important. It is essential that one has all the appropriate documents prepared including the HIPAA language in the Living Trust and/or Durable Power of Attorney for Health Care.

Management’s Discussion and Analysis, page 11

General

18.

We note your response to comment 31 of our letter dated November 10, 2010. You now disclose “The following discussion of our financial condition and results of operations should be read in conjunction with (i) our audited financial statements as of September 30, 2010 that appear elsewhere in this registration statement.” Please revise your disclosure to refer to your audited financial statements as of September 15, 2010.

Disclosure revised to reflect Sept. 15, 2010.

19.

Since you have now presented financial statements for the period ended March 31, 2011, please update your disclosure related to results of operations as well as liquidity and capital resources accordingly. Refer to Item 303(b) of Regulation S-K.

Revised through June 30, 2011.

Plan of Operation, page 11

20.

We note your response to comment 33 of our letter dated November 10, 2010 and we reissue this comment as we are unable to locate any additional disclosure in this section in response to our comment. Please significantly enhance the disclosure in this section to describe the steps you intend to take and anticipated expenses associated with becoming operational, as well as your timetable for doing so. In this regard, we note disclosure in the Liquidity section that you have no material commitments for the next twelve months other than salaries and rent. It is unclear how you will develop your business based only upon paying salaries and rent.

As of right now the expenses are minimal to make sure the company is profitable. The only expenses are marketing for seminars and attorneys fees. Bauman Financial Group is paying for the rent and ancilliary expenses such as copy machine, phone, internet and supplies. The future expenses of Bauman Estate Planning would be additional marketing such as internet and website development, more seminars and ads. Currently BEP is doing one seminar per month but anticipates presenting two per month by year end. Website and internet development will take place within 3-6 months. The company plans on using website and internet marketing inconjunction with seminars to be the main thrust of its marketing, similar to legalzoom.com. In 2012 the company will implement a professional referral program that will target CPA's, Human Resource departments and realtors. The company does not plan on paying salaries to Mr. Bauman or Mrs. Scot for their services.

Liquidity and Capital Resources, page 12

21.

In response to comment 34 of our letter dated November 10, 2010, you state on page 12 that you are not dependent on the offering proceeds to meet your liquidity needs for the next twelve months. This statement appears to be inconsistent with the sixth sentence and the penultimate sentence of the third paragraph in this section. The statement also appears to be inconsistent with the seventh and penultimate risk factors on page 6. Please revise your disclosures as appropriate.

Revised to consistently reflect non dependence on offering proceeds.

22.

In the third paragraph, we note the added disclosure that your minimal expenses can be met through the revenue already being generated by the company. You state in the same paragraph that the company has no revenues to date. Please revise your disclosures as appropriate to remove this inconsistency. This comment also applies to the “Going Concern” paragraph on page 12.

Revised to reflect revenues.

23.

You state that your minimal expenses can be met through the revenue already being generated by the company, and you estimate that your anticipated cash flow needs should not exceed $10,000 for the first six months. As it appears from your Statement of Operations that revenue totaled only $1,850 for the three month period ended March 31, 2011, please disclose how you anticipate revenue to cover the estimated $10,000 needed for the first six months.

The revenue for the June 30, 2011 period was significantly higher and the increase is expected to be consistent.

24.

We note your response to comment 38 of our letter dated November 10, 2010. In your response, you state that it is unlikely you will need to sell common stock, take loans or advances from officers, directors, or shareholder, or enter into debt financing agreements in order to meet your cash needs over the coming 12 months. However, your disclosure in this section reveals that management has assumed you may need to engage in these activities to meet your cash needs over the coming 12 months. Please revise your disclosure to clarify this apparent inconsistency.

Revised to consistently reflect non dependence on offering proceeds.

Going Concern, page 12

25.

We note your response to comment 39 of our letter dated November 10, 2010, and we reissue this comment. Please disclose how long you believe you can continue operations with the cash you have on hand, exclusive of the proceeds of this offering and any other loans or financings you could obtain. In this regard, we note the added disclosure you provided in which you state that you believe your revenue is sufficient to maintain current minimal operations. However, you do not disclose how long you expect to be able to maintain current minimal operations or whether you expect a consistent stream of revenue by which you can maintain current minimal operations.

Revised to consistently reflect non dependence on offering proceeds and that revenue is expected to continue to increase increasing the corporations operations.

Critical Accounting Policies, page 12

26.

We note your response to comment 40 of our letter dated November 10, 2010. Please revise your disclosure in this section to clarify that management’s estimates are based on Mr. Bauman’s historical industry experience and not the company’s historical experience.

Revised to disclose that these estimates are based on Mr. Bauman’s historical industry experience and not the company’s historical experience.

Our Management, page 13

Directors, Executive Officers, Promoters and Control Persons, page 13

Directors, page 13

27.

We note your response to comment 44 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please disclose the names of Mr. Bauman’s former employers referenced in his biography as well as the nature of his responsibilities at those companies. Additionally, please disclose Mr. Bauman’s business experience during the last five years. Finally, please disclose how much of Mr. Bauman’s time is spent working for the company. In this regard, we note your disclosure on page 11 that Mr. Bauman only works part-time for the company. Refer to Item 401 of Regulation S-K.

March 1994 to August 1996 worked for Retirement Financial Services of America, Inc. Was a financial and estate planning firm.

August 1996 to May 2000 Owned and operated America's Financial, Inc. Was a Financial and estate planning firm.

Geneva Roth July 2000 to March 2004. was a marketing and consulting firm.

Last 5 years. Owned and operated The Wealth Preservation Group. A firm dedicated to assisting pre-retirees and retirees with their investments, estate planning, life insurance, long-term care insurance and tax planning. I changed names to Bauman Financial Group and split the company up. Bauman Financial Group focuses on Insurance, Bauman Estate Planning focuses on Estate Planning and Bauman Advisory Group is a Registered Investment Advisory firm. Todd Bauman is a comprehensive financial advisor who meets with people to assist them with their investments, estate planning, life insurance, long-term care insurance and tax planning.

Todd Bauman is a native of Las Vegas, Nevada. Mr. Bauman obtained his Bachelor of Science in Economics and a minor in Finance from the University of Nevada Las Vegas. In 1994 he graduated and went to work for a local financial planning company. In 1996 he left and opened his own financial planning company. In two years it quickly became Southern Nevada’s largest independent financial planning companies with 3 offices and over 20 employees. In 2000 he sold the company and opened a marketing and consulting firm. There he consulted with companies on financing and marketing of services and products.

28.

We note your response to comment 45 of our letter dated November 10, 2010 and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please disclose the nature of the relationship between Bauman Financial Group, LLC and Bauman Estate Planning, Inc. Please also disclose any conflicts of interests and any material effects on competition that this relationship may create. Please note that if Bauman Financial Group, LLC is your predecessor, disclosure of such information shall be provided throughout your registration statement as appropriate.

Bauman Financial group is owned and operated Todd Bauman. It is an insurance agent for different insurance companies. It does not perform estate planning services. It compliments and would refer any leads to Bauman Estate Planning for estate planning services. Bauman Estate Planning only provides estate planning services and would refer any insurance services to Bauman Financial Group.

Executive Officers, page 13

29.

We note your response to comment 46 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to this comment. Please provide the information required by Item 401 of Regulation S-K for Andrea Scott. In providing this information, please ensure you disclose how much of Ms. Scott’s time is spent working for the company. In this regard, we note your disclosure on page 11 that Ms. Scott only works part-time for the company.

03/10 – Present

Bauman Financial Group Las Vegas, NV

Administrative Assistant

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Provide excellent service to existing clients: paperwork for claims, withdrawals, correspondence, etc.

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Keep detailed documentation of all clients.

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Manage insurance applications and brokerage accounts.

Specialty Leather Maintenance Sunset Beach, CA

1/09—Present

Leather Specialist/Co-Owner

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Perform leather restoration services for fine furnishings and automobiles.

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Adhere to strict quality and process standards to ensure that the integrity of all items is maintained throughout restoration.

•

Market products and services throughout Orange County and L.A. County.

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Manage customer service and communications including answering questions, scheduling and tracking appointments.

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Oversee and ensure all company licensing and other municipality requirements are kept current and valid.

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Perform Accounts Receivables and Accounts Payable duties.

•

Track and maintain restoration supplies inventory.

•

Perform all administrative duties such as filing, data entry, making copies, etc.

State of Nevada Licensed Real Estate Agent Las Vegas, NV

05/1999 – 2010

Realtor

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Act as an intermediary and/or representative in negotiations between buyers and sellers of real estate, specializing in Bank REO/Foreclosures and Short Sales.

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Accompany clients on tours of properties and explain features; educating them on the suitability and value of the property.

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Promote sales of properties through advertisements, open houses, and participation in the Las Vegas Multiple Listing Service.

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Determine competitive market prices for listed properties.

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Advise sellers on home staging and how to make their homes more appealing to potential buyers.

•

Arrange for title searches and confer with escrow companies, lenders, and home inspectors to ensure that terms and conditions of purchase agreements are met before closing dates.

•

Prepare documents such as representation contracts, purchase agreements, closing statements, deeds and leases.

•

Coordinate property closings, overseeing signing of documents and disbursement of funds.

•

Develop networks of attorneys, mortgage lenders, and contractors to whom clients may be referred.

Sales Assistant Las Vegas, NV

Nov/1992—Present

Independent Contractor

•

For various tradeshow and convention exhibitors, performed Sales Assistant, Booth Hostess, Crowd Gatherer, and Receptionist duties.

Including several Fortune 500 companies such as Samsung, Canon, IBM and more.

Mrs. Scott spends approximately 4 hours per day on Bauman Estate Planning

Summary Compensation Table, page 13

30.

We note your response to comment 47 of our letter dated November 10, 2010. Please clarify whether there are any understandings between the company and Mr. Bauman or Ms. Scott as to when they may start receiving compensation for their services. In this regard, we note your reference on page 12 to material commitments for salaries. Additionally, your disclosure on page F-12 states that Ms. Scott received 1,000,000 shares of common stock for her services. Please include this payment in your Regulation S-K Item 402 disclosures.

Revised to disclose the stock issued for services and that the understanding is that compensation in the form of cash payments will not begin until the corporation has been profitable for 4 consecutive quarters and that there is no written agreement as to this understanding.

Certain Relationships and Related Party Transactions, page 14

31.

We note your response to comment 48 of our letter dated November 10, 2010. For the transactions you describe in the second paragraph, please provide all of the information required by Item 404(a) of Regulation S-K.

Cost information provided.

Plan of Distribution, page 16

32.

Please revise your disclosure in this section to clarify that the offering is being conducted by your sole officer and director, as noted in the revised disclosure on the prospectus cover page.

Revised to clarify that the offering is being conducted by our sole officer and director.

33.

We note your response to comment 53 of our letter dated November 10, 2010 and we reissue the comment. Please clarify whether your offering is being conducted on a best efforts or firm commitment basis. If, as suggested elsewhere in your filing, the offering is to be conducted on a best efforts basis, you can only rely on Rule 415(a)(1)(ix), which contemplates a single continuous offering that may extend for 30 days or more after effectiveness. Please significantly revise the Plan of Distribution to describe your continuous best efforts offering, and omit references to underwritten offerings. Among other things, please note that you may not switch to a firm commitment based offering and you must sell at a fixed price, not a market price as suggested on page 16. We may have additional comments upon review of your revised disclosures.

Clarified that the offering is being conducted on a best efforts basis. Underwriting references and market price references deleted.

OTC Electronic Bulletin Board Considerations, page 18

34.

In the second sentence of the second paragraph, please clarify that you are talking about quotation on the OTCBB.

Clarified that the reference is to a quotation on the OTCBB.

Legal Proceedings, page 19

35.

We note the addition of this section in response to comment three of our letter dated November 10, 2010. Please include this new heading “Legal Proceedings” in your table of contents.

Reference added in table of contents.

Financial Statements, page F-1

Note A—Summary of Significant Accounting Policies, page F-8

Recently Issued Accounting Pronouncements, page F-10

36.

We note your response to comment 62 of our letter dated November 10, 2010. You now disclose that you expect the adoption of ASC 105 to have an impact but do not expect ASC 810 and 860 to have an impact on your results of operations, financial condition or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did or did not have an impact on your results of operations, financial condition or cash flow. Your disclosure should be similar to the language you used regarding your adoption of ASC 855, in which you state that adoption “did not have a material impact…”

Please refer to revised footnotes. Disclosures now changed in similarity to the Company’s adoption of ASC 855.

Note G—Subsequent Events, page F-13

37.

We note your response to comment 63 of our letter dated November 10, 2010. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Detail disclosure regarding subsequent events revised.

Financial Statements for the Three Months Ended March 31, 2011

38.

Given your status as a development-stage enterprise, please present a statement of stockholders’ (deficit) equity that includes all activity from your inception through March 31, 2011. Refer to ASC 915-215-45-1.

Please see revised statement of stockholders’ (deficit) equity.

Balance Sheet, page F-14

39.

Please revise the title of the line item, retained earnings, to deficit accumulated during the development stage. Refer to ASC 915-210-45-1.

Please see revision.

40.

Please include your September 15, 2010 balance sheet alongside your March 31, 2011 one.

Please see revised comparative balance sheets.

Statement of Operations and Statement of Cash Flows, pages F-15 and F-16

41.

You have presented a statement of operations and a statement of cash flows for the three month period ended March 31, 2011. Given that your audited financial statements are for the period from inception on August 27, 2010 to September 15, 2010, please revise to present a statement of operations and a statement of cash flows for the period from September 16, 2010 to March 31, 2011. Refer to Rule 8-03 of Regulation S-X.

Please see revised statement of cash flow.

Note A-Summary of Accounting Policies, page F-17

Accounts Receivable, page F-17

42.

You state in the last sentence that you have no operations to date. Please revise this statement as appropriate as it appears you have generated a minimum amount of revenue in the period covered by these financial statements.

Footnotes regarding accounts receivable revised.

Stockholders’ Equity: Common and Preferred Stock, page F-17

43.

Please remove the reference in the heading to “Preferred Stock” as your articles of incorporation do not appear to provide for preferred stock.

Please see revised headings.

Item 13. Other Expenses of Issuance and Distribution, page II-1

44.

The amount identified in the “SEC Registration” line does not match the registration fee identified in the fee table on page 2. Please revise your disclosure as appropriate.

Revised for consistency.

Item 15. Recent Sales of Unregistered Securities, page II-1

45.

We note your response to comment 65 of our letter dated November 10, 2010, and we reissue this comment as we are unable to locate any additional disclosure in response to our comment. Please provide the date of sale, the title, and the amount of securities sold as well as the names of the people to whom the securities were sold. In this regard, we note you reference 2010 instead of a specific date, you don’t not specify the shares sold were common shares, you state 10,000 shares were sold when it appears 10,000,000 shares were sold, and you do not name your officers in this section. Additionally, please also discuss here the consideration received in exchange for the issued shares. Refer to Item 701(a), (b) and (c) of Regulation S-K.

Consideration, date of sale, title, amount of securities sold and name to whom securities were issued.

Exhibit 5.1

46.

We note your response to comment 67 of our letter dated November 10, 2010, and we reissue this comment as you do not appear to have filed the requested consent. Please make arrangements with your legal counsel to have him also consent to the use of his name under the caption “Legal Opinion,” on page 19 of the registration statement. Please file this consent as an exhibit to the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Opinion letter revised to reflect consent to use of name.

Exhibit 23.1

47.

We note your response to comment 68 of our letter dated November 10, 2010. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. In addition, it is not clear why your auditors are consenting to a report for the period from the date of inception on April 27, 2010 to March 31, 2010 since this time period is not audited. Please revise.

Revised consent attached.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.